UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Grupo Aeroportuario del Pacifico Announces Results for the Second Quarter of 2022

GUADALAJARA, Mexico, July 25, 2022 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the second quarter ended June 30, 2022 (2Q22) (tables are presented at the end of this report comparing passenger traffic and consolidated results for 2022 to 2019, in order to illustrate the recovery of these metrics and their trend). Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 2Q22 vs. 2Q21 (and 2Q19 for purposes of illustrating the recovery trend):

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 1,706.3 million, or 43.4% (Ps. 2,106.0 million, or 59.6%, as compared to 2Q19). Total revenues increased by Ps. 1,714.3 million, or 35.0% (Ps. 2,952.7 million, or 80.7%, as compared to 2Q19).

  Cost of services increased by Ps. 204.8 million, or 29.4% (as compared to 2Q19, cost of services increased Ps. 195.2 million, or 27.7%).

  Income from operations increased by Ps. 1,231.8 million, or 53.9% (Ps. 1,516.2 million, or 75.7%, as compared to 2Q19).

  EBITDA increased by Ps. 1,284.6 million, or 45.9% (Ps. 1,653.5 million, or 68.1%, as compared to 2Q19), going from Ps. 2,797.1 million in 2Q21 to Ps. 4,081.7 million in 2Q22. EBITDA margin (excluding the effects of IFRIC 12) increased from 71.2% in 2Q21 to 72.4% in 2Q22 (EBITDA margin (excluding the effects of IFRIC 12) was 72.4% in 2Q19).

  Net comprehensive income increased Ps. 948.2 million, or 72.9% (as compared to 2Q19, it increased Ps. 1,031.5 million, or 84.7%), from income of Ps. 1,300.9 million in 2Q21 to income of Ps. 2,249.2 million in 2Q22.

Current situation post-COVID

Passenger traffic recovery:

During the second quarter ended June 30, 2022, passenger traffic increased 27.6% as compared to the same period of 2021 and increased 15.3% as compared to 2019, continuing to demonstrate a positive trend, due to the recovery of the tourism and business segments. This recovery developed in second quarter results for 2022 exceeding 2019 and 2021 and generating positive net cash flows above those generated in the previous periods.

Company’s Financial Position:

During 2Q22, results were significantly better as compared to 2Q21 because of a 35.0% increase in total revenues and an increase in cost of services of 29.4%. The Company generated positive EBITDA of Ps. 4,081.7 million, an increase of 45.9% as compared to 2Q21.

In 2Q22, operating activities continued generating positive cash flow of Ps. 3,267.6 million. The Company reported a financial position of cash and cash equivalents as of June 30, 2022 of Ps. 13,489.6 million (13.0% lower than the balance as of June 30, 2021). During 2Q22, the Company made the first installment of Ps. 7.20 (SEVEN PESOS 20/100 M.N.) per share of the dividend payment at the Annual General Shareholders Meeting. Additionally, Ps. 576.2 million in share repurchases were made during 2Q22.

Passenger Traffic

During 2Q22, total passengers at the Company’s 14 airports increased by 3,043.3 thousand passengers, an increase of 27.6%, compared to 2Q21 (as compared to 2Q19, total passengers increased by 1,873.6 thousand passengers, or 15.3%).

During 2Q22, the following new routes were opened:

National:

Airline	Departure	Arrival	Opening date	Frequencies
Volaris	Morelia	Cancun	April 2, 2022	3 weekly frequencies
Aeromexico	Puerto Vallarta	Santa Lucia (Mexico City)	May 1, 2022	4 weekly frequencies

Note: Frequencies can vary without prior notice.

International:

Airline	Departure	Arrival	Opening date	Frequencies
Frontier	Kingston	Miami	May 5, 2022	3 weekly frequencies
Frontier	Guadalajara	Las Vegas	May 20, 2022	2 weekly frequencies
Spirit	Montego Bay	Philadelphia	May 19, 2022	3 weekly frequencies
American Airlines	Montego Bay	Austin	June 11, 2022	1 weekly frequency
Frontier	Montego Bay	Tampa	June 24, 2022	2 weekly frequencies

Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	2Q21	2Q22	Change	6M21	6M22	Change
Guadalajara	2,177.8	2,673.7	22.8%	3,751.4	5,034.1	34.2%
Tijuana *	1,773.3	2,001.0	12.8%	3,184.1	3,821.9	20.0%
Los Cabos	520.5	631.5	21.3%	887.4	1,144.4	29.0%
Puerto Vallarta	453.1	691.9	52.7%	753.5	1,190.7	58.0%
Montego Bay	0.0	0.0	0.0%	0.0	0.0	0.0%
Guanajuato	394.9	426.9	8.1%	680.9	809.2	18.8%
Hermosillo	360.9	481.3	33.4%	618.5	864.5	39.8%
Kingston	0.6	0.3	(50.9%)	0.7	0.5	(34.3%)
Mexicali	273.0	300.7	10.2%	463.2	590.8	27.6%
Morelia	146.6	165.9	13.2%	255.7	313.5	22.6%
La Paz	228.5	274.5	20.1%	397.7	512.7	28.9%
Aguascalientes	144.6	195.6	35.2%	242.4	353.5	45.9%
Los Mochis	91.7	107.9	17.8%	162.6	204.0	25.5%
Manzanillo	23.1	24.5	6.0%	40.3	48.5	20.5%
Total	6,588.6	7,975.6	21.1%	11,438.1	14,888.3	30.2%

*Cross Border Xpress (CBX) users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):

Airport	2Q21	2Q22	Change	6M21	6M22	Change
Guadalajara	949.3	1,097.7	15.6%	1,544.3	2,067.6	33.9%
Tijuana *	737.8	1,026.6	39.1%	1,162.6	1,949.8	67.7%
Los Cabos	983.4	1,184.6	20.5%	1,517.8	2,309.4	52.2%
Puerto Vallarta	575.8	873.6	51.7%	928.2	1,934.6	108.4%
Montego Bay	656.8	1,160.9	76.8%	961.5	2,089.0	117.3%
Guanajuato	163.4	181.7	11.2%	248.8	357.2	43.6%
Hermosillo	25.9	19.9	(23.5%)	45.8	38.5	(16.0%)
Kingston	183.4	361.9	97.3%	298.8	630.1	110.9%
Mexicali	1.1	1.7	53.7%	1.8	2.9	60.2%
Morelia	101.8	117.2	15.2%	176.9	233.5	32.1%
La Paz	4.3	6.3	46.4%	8.3	13.8	66.3%
Aguascalientes	54.6	57.9	5.9%	88.6	105.0	18.6%
Los Mochis	2.4	2.0	(18.2%)	4.0	3.7	(6.3%)
Manzanillo	12.1	15.5	28.6%	21.5	41.2	91.8%
Total	4,452.2	6,107.5	37.2%	7,008.6	11,776.2	68.0%

*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):

Airport	2Q21	2Q22	Change	6M21	6M22	Change
Guadalajara	3,127.2	3,771.4	20.6%	5,295.7	7,101.7	34.1%
Tijuana *	2,511.1	3,027.6	20.6%	4,346.6	5,771.7	32.8%
Los Cabos	1,503.9	1,816.1	20.8%	2,405.1	3,453.7	43.6%
Puerto Vallarta	1,028.9	1,565.5	52.2%	1,681.8	3,125.3	85.8%
Montego Bay	656.8	1,160.9	76.8%	961.5	2,089.0	117.3%
Guanajuato	558.3	608.5	9.0%	929.7	1,166.4	25.5%
Hermosillo	386.9	501.2	29.5%	664.3	903.0	35.9%
Kingston	184.0	362.2	96.9%	299.5	630.5	110.5%
Mexicali	274.1	302.4	10.3%	465.0	593.7	27.7%
Morelia	248.4	283.2	14.0%	432.5	547.1	26.5%
La Paz	232.9	280.8	20.6%	406.0	526.5	29.7%
Aguascalientes	199.3	253.4	27.2%	330.9	458.5	38.6%
Los Mochis	94.1	109.9	16.8%	166.6	207.7	24.7%
Manzanillo	35.2	40.1	13.8%	61.7	89.7	45.3%
Total	11,040.8	14,083.1	27.6%	18,446.9	26,664.5	44.5%

*CBX users are classified as international passengers.

CBX Users (in thousands):

Airport	2Q21	2Q22	Change	6M21	6M22	Change
Tijuana	731.6	1,017.2	39.0%	1,152.6	1,934.6	67.8%

Consolidated Results for the Second Quarter of 2022 (in thousands of pesos):

	2Q21	2Q22	Change
Revenues
Aeronautical services	3,023,604	4,322,965	43.0%
Non-aeronautical services	911,151	1,318,125	44.7%
Improvements to concession assets (IFRIC-12)	960,983	968,994	0.8%
Total revenues	4,895,738	6,610,084	35.0%

Operating costs
Costs of services:	695,644	900,467	29.4%
Employee costs	289,828	350,755	21.0%
Maintenance	109,037	161,217	47.9%
Safety, security & insurance	124,605	136,643	9.7%
Utilities	95,591	119,569	25.1%
Other operating expenses	76,583	132,283	72.7%

Technical assistance fees	135,441	190,226	40.4%
Concession taxes	303,817	473,457	55.8%
Depreciation and amortization	510,380	563,114	10.3%
Cost of improvements to concession assets (IFRIC-12)	960,983	968,994	0.8%
Other (income)	2,712	(4,761)	(275.6%)
Total operating costs	2,608,977	3,091,497	18.5%
Income from operations	2,286,761	3,518,587	53.9%
Financial Result	(406,199)	(288,116)	(29.1%)
Income before income taxes	1,880,561	3,230,471	71.8%
Income taxes	(456,589)	(865,835)	89.6%
Net income	1,423,972	2,364,636	66.1%
Currency translation effect	(146,953)	(161,220)	9.7%
Cash flow hedges, net of income tax	23,233	45,635	96.4%
Remeasurements of employee benefit – net income tax	735	103	(86.0%)
Comprehensive income	1,300,987	2,249,154	72.9%
Non-controlling interest	13,545	(51,631)	(481.2%)
Comprehensive income attributable to controlling interest	1,314,532	2,197,523	67.2%

	2Q21	2Q22	Change
EBITDA	2,797,141	4,081,701	45.9%
Comprehensive income	1,300,987	2,249,154	72.9%
Comprehensive income per share (pesos)	2.5018	4.4230	76.8%
Comprehensive income per ADS (US dollars)	1.2436	2.1985	76.8%

Operating income margin	46.7%	53.2%	14.0%
Operating income margin (excluding IFRIC-12)	58.1%	62.4%	7.3%
EBITDA margin	57.1%	61.7%	8.1%
EBITDA margin (excluding IFRIC-12)	71.2%	72.4%	1.6%
Costs of services and improvements / total revenues	33.8%	28.3%	(16.4%)
Cost of services / total revenues (excluding IFRIC-12)	17.7%	16.0%	(9.7%)

- Net income and comprehensive income per share for 2Q22 were calculated based on 508,510,018 shares outstanding as of June 30, 2022 and for 2Q21 were calculated based on 520,024,505 shares outstanding as of June 30, 2021. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 20.1180 per U.S. dollar (the noon buying rate on June 30, 2022, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the airports in Jamaica, the average three-month exchange rate of Ps. 20.0414 per U.S. dollar for the three months ended June 30, 2022 was used.

Revenues (2Q22 vs. 2Q21)

  Aeronautical services revenues increased by Ps. 1,299.4 million, or 43.0%.
  Non-aeronautical services revenues increased by Ps. 407.0 million, or 44.7%.
  Revenues from improvements to concession assets increased by Ps. 8.0 million, or 0.8%.
  Total revenues increased by Ps. 1,714.3 million, or 35.0%.
  The change in aeronautical services revenues was composed primarily of the following factors:

    Revenues at our Mexican airports increased by Ps. 995.3 million or 37.4% compared to 2Q21, mainly due to the 23.1% increase in passenger traffic and the adjustment in maximum rates as a result of inflation.

    Revenues from the Montego Bay airport increased by Ps. 200.0 million, or 80.7%, compared to 2Q21. This was mainly due to the 76.8% increase in passenger traffic. During 2Q22, there was a 0.2% appreciation of the peso versus the U.S. dollar, which went from an average exchange rate of Ps. 20.0503 in 2Q21 to Ps. 20.0414 in 2Q22.

    Revenues from the Kingston airport increased by Ps. 104.1 million, or 88.4% compared to 2Q21, mainly due to a 96.7% increase in passenger traffic.

  The change in non-aeronautical services revenues was composed primarily of the following factors:

    Revenues at our Mexican airports increased by Ps. 326.6 million, or 42.9%, compared to 2Q21. Revenues from businesses operated by third parties increased by Ps. 200.8 million, or 38.5%. This was mainly due to the recovery of passenger traffic that resulted in revenue sharing percentages that surpassed minimum guaranteed rents. The business lines that increased the most were food and beverage, retail tenants, car rentals, duty-free stores, time shares and ground transportation, which jointly increased by Ps. 176.7 million, or 41.1%. Revenues from businesses operated directly by us increased by Ps. 122.8 million, or 61.2%, while the recovery of costs increased by Ps. 2.9 million, or 7.6%.

    Revenues from the Montego Bay airport increased by Ps. 61.6 million, or 53.2%, compared to 2Q21. Revenues in U.S. dollars increased US$ 3.1 million, or 55.2%.

    Revenues from the Kingston airport increased by Ps. 18.8 million, or 55.2%, compared to 2Q21. Revenues in U.S. dollars increased US$ 0.9 million, or 60.7%.

	2Q21	2Q22	Change
Businesses operated by third parties:
Duty-free	141,095	179,811	27.4%
Food and beverage	122,340	204,591	67.2%
Retail	100,186	162,207	61.9%
Car rentals	94,946	132,392	39.4%
Leasing of space	61,215	77,943	27.3%
Time shares	49,656	58,189	17.2%
Ground transportation	34,431	42,791	24.3%
Communications and financial services	22,524	25,473	13.1%
Other commercial revenues	31,427	47,831	52.2%
Total	657,820	931,226	41.6%

Businesses operated directly by us:
Car parking	97,921	136,589	39.5%
VIP lounges	52,638	94,632	79.8%
Advertising	11,414	21,927	92.1%
Convenience stores	43,852	77,973	77.8%
Total	205,826	331,120	60.9%
Recovery of costs	47,504	55,777	17.4%
Total Non-aeronautical Revenues	911,150	1,318,125	44.7%

Figures expressed in thousands of Mexican pesos.

  Revenues from improvements to concession assets1
  Revenues from improvements to concession assets (IFRIC12) increased by Ps. 8.0 million, or 0.8%, compared to 2Q21. The change was composed primarily of:

    The Company’s Mexican airports, which increased by Ps. 11.3 million, or 1.2%, as a result of the adjustment in committed investments in the Master Development Program for the 2020-2024 period.

    Improvements to concession assets at the Montego Bay airport decreased Ps. 3.3 million, or 15.2%. During 2Q22, no improvements to concession assets were made at the Kingston airport.

Total operating costs increased by Ps. 482.5 million, or 18.5%, compared to 2Q21, mainly due to a combined Ps. 224.4 million, or 51.1%, increase in concession taxes and technical assistance fees, a Ps. 204.8 million, or 29.4%, increase in cost of services, a Ps. 52.7 million, or 10.3%, increase in depreciation and amortization and a Ps. 8.0 million, or 0.8% increase in the cost of improvements to the concession assets (IFRIC12), (excluding the cost of improvements to concession assets, operating costs increased Ps. 474.5 million, or 28.8%).

This increase in total operating costs was composed primarily of the following factors:

Mexican Airports:

  Operating costs increased by Ps. 352.6 million, or 16.2%, compared to 2Q21, primarily due to a Ps. 176.2 million, or 32.4%, increase in cost of services, a combined Ps. 110.8 million, or 36.3%, increase in technical assistance fees and concession taxes, a Ps. 55.0 million, or 14.3%, increase in depreciation and amortization, and a Ps. 11.3 million, or 1.2%, increase in the cost of improvements to the concession assets (IFRIC12), (excluding the cost of improvements to the concession assets (IFRIC12), operating costs increased by Ps. 341.3 million or 27.7%).

The change in the cost of services during 2Q22 was mainly due to:

  Employee costs increased Ps. 56.8 million, or 23.7%, compared to 2Q21, mainly due to the hiring of additional personnel as required for airport operations due to the recovery of passenger traffic and the changes in Mexico’s labor laws during 2Q21.
  Other operating expenses increased Ps. 55.5 million or 88.1%, compared to 2Q21, mainly due to a combined increase of Ps. 51.6 million, jointly, in the cost of goods and services for our VIP lounges and convenience stores due to the increase in sales of these business lines, increase in FBO services, professional fees and travel expenses.
  Maintenance costs increased by Ps. 44.2 million, or 49.7%, compared to 2Q21.
  Safety, security and insurance costs increased Ps. 11.6 million, or 13.0%, compared to 2Q21, mainly due to an increase in the number of security staff and the reopening of certain operational areas.
  Cost of services increased by Ps. 12.0 million or 11.0%, compared to 2Q21, mainly due to the increase in energy consumption derived from the opening of new operating areas, fuel and the increase in water quotas.

Montego Bay Airport:

  Operating costs increased by Ps. 47.1 million, or 16.6%, compared to 2Q21, mainly due to a Ps. 37.5 million, or 90.7%, increase in concession taxes, a Ps. 20.9 million, or 22.7%, increase in the cost of services, and partially offset by decreases of Ps. 5.6 million in other income and a Ps. 3.2 million, or 15.2%, in the cost of improvements to concession assets (IFRIC-12).

Kingston Airport:

  Operating costs increased by Ps. 82.8 million, or 53.8%, compared to 2Q21, mainly due to a Ps. 76.1 million, or 82.5%, increase in concession taxes, and a Ps. 7.7 million, or 13.1%, increase in the cost of services.

Operating margin went from 46.7% in 2Q21 to 53.2% in 2Q22. Excluding the effects of IFRIC-12, operating margin went from 58.1% in 2Q21 to 62.4% in 2Q22. Operating income increased Ps. 1,231.8 million, or 53.9%, compared to 2Q21.

EBITDA margin went from 57.1% in 2Q21 to 61.7% in 2Q22. Excluding the effects of IFRIC-12, EBITDA margin went from 71.2% in 2Q21 to 72.4% in 2Q22. The nominal value of EBITDA increased Ps. 1,284.6 million, or 45.9%, compared to 2Q21.

Financial cost decreased by Ps. 118.1 million, or 29.1%, from a net expense of Ps. 406.2 million in 2Q21 to a net expense of Ps. 288.1 million in 2Q22. This change was mainly the result of:

  Foreign exchange rate fluctuations, which went from an expense of Ps. 102.0 million in 2Q21 to income of Ps. 81.2 million in 2Q22. This generated an increase in the foreign exchange gain of Ps. 183.2 million. Currency translation effect income increased Ps. 14.3 million, compared to 2Q21.

  Interest expenses increased by Ps. 178.5 million, or 43.5%, compared to 2Q21, mainly due to higher debt as a result of the issuance of long-term debt securities and the increase in interest rates.

  Interest income increased by Ps. 113.4 million, or 106.6%, compared to 2Q21, mainly due to an increase in the reference interest rates.

In 2Q22, comprehensive income increased Ps. 948.2 million, or 72.9%, compared to 2Q21. This increase was mainly due to a Ps. 1,349.9 million increase in profit before taxes derived from the increase in passenger traffic. This increase was partially offset by an increase in income taxes of Ps. 409.2 million and a currency translation effect increase of Ps. 14.3 million.

During 2Q22, net income increased by Ps. 940.7 million, or 66.1%, compared to 2Q21. Income taxes increased by Ps. 481.4 million and were partially offset by a Ps. 72.2 million increase in the benefit for deferred taxes, mainly due an increase in the inflation rate, from 0.9% in 2Q21 to 1.5% in 2Q22.

Consolidated Results for the Six Months of 2022 (in thousands of pesos):

	6M21	6M22	Change
Revenues
Aeronautical services	5,096,371	8,177,197	60.5%
Non-aeronautical services	1,547,138	2,486,037	60.7%
Improvements to concession assets (IFRIC-12)	1,890,226	1,959,448	3.7%
Total revenues	8,533,734	12,622,683	47.9%

Operating costs
Costs of services:	1,348,342	1,653,991	22.7%
Employee costs	533,462	639,273	19.8%
Maintenance	203,476	286,247	40.7%
Safety, security & insurance	248,431	262,817	5.8%
Utilities	172,764	215,650	24.8%
Other operating expenses	190,209	250,004	31.4%

Technical assistance fees	223,798	364,372	62.8%
Concession taxes	517,657	873,223	68.7%
Depreciation and amortization	1,013,125	1,127,647	11.3%
Cost of improvements to concession assets (IFRIC-12)	1,890,226	1,959,448	3.7%
Other (income)	(637)	(18,473)	2798.0%
Total operating costs	4,992,510	5,960,209	19.4%
Income from operations	3,541,224	6,662,474	88.1%
Financial Result	(485,505)	(561,062)	15.6%
Income before income taxes	3,055,722	6,101,412	99.7%
Income taxes	(594,170)	(1,409,324)	137.2%
Net income	2,461,552	4,692,089	90.6%
Currency translation effect	(85,224)	(339,551)	298.4%
Cash flow hedges, net of income tax	240,027	137,387	(42.8%)
Remeasurements of employee benefit – net income tax	1,837	205	88.8%
Comprehensive income	2,618,192	4,490,130	71.5%
Non-controlling interest	650	(70,658)	(10973.4%)
Comprehensive income attributable to controlling interest	2,618,842	4,419,472	68.8%

	6M21	6M22	Change
EBITDA	4,554,349	7,790,121	71.0%
Comprehensive income	2,618,192	4,490,130	71.5%
Comprehensive income per share (pesos)	5.0347	8.8300	75.4%
Comprehensive income per ADS (US dollars)	2.5026	4.3891	75.4%

Operating income margin	41.5%	52.8%	27.2%
Operating income margin (excluding IFRIC-12)	53.3%	62.5%	17.2%
EBITDA margin	53.4%	61.7%	15.6%
EBITDA margin (excluding IFRIC-12)	68.6%	73.1%	6.6%
Costs of services and improvements / total revenues	38.0%	28.6%	(24.6%)
Cost of services / total revenues (excluding IFRIC-12)	20.3%	15.5%	(23.6%)

- Net income and comprehensive income per share for 6M22 were calculated based on 508,510,018 shares outstanding as of June 30, 2022 and for 6M21 were calculated based on 520,024,505 shares outstanding as of June 30, 2021. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 20.1180 per U.S. dollar (the noon buying rate on June 30, 2022, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the airports in Jamaica, the average six-month exchange rate of Ps. 20.2822 per U.S. dollar for the six months ended June 30, 2022 was used.

Revenues (6M22 vs. 6M21)

  Aeronautical services revenues increased by Ps. 3,080.8 million, or 60.5%.
  Non-aeronautical services revenues increased by Ps. 938.9 million, or 60.7%.
  Revenues from improvements to concession assets increased by Ps. 69.2 million, or 3.7%.
  Total revenues increased by Ps. 4,088.9 million, or 47.9%.
  The change in aeronautical services revenues was composed primarily of the following factors:

    Revenues at our Mexican airports increased by Ps. 2,430.5 million or 53.9% compared to 6M21, mainly due to the 39.3% increase in passenger traffic and the adjustment in maximum rates as a result of inflation.

    Revenues from the Montego Bay airport increased by Ps. 451.4 million, or 117.8%, compared to 6M21. This was mainly due to the 117.3% increase in passenger traffic. During 6M22, there was a 0.5% depreciation of the peso versus the U.S. dollar, which went from an average exchange rate of Ps. 20.1847 in 6M21 to Ps. 20.2822 in 6M22.

    Revenues from the Kingston airport increased by Ps. 198.9 million, or 99.5% compared to 6M21, mainly due to a 110.5% increase in passenger traffic.

  The change in non-aeronautical services revenues was composed primarily of the following factors:

    Revenues at our Mexican airports increased by Ps. 763.1 million, or 59.0%, compared to 6M21. Revenues from businesses operated by third parties increased by Ps. 492.6 million, or 55.5%. This was mainly due to the recovery of passenger traffic that resulted in revenue sharing percentages that surpassed minimum guaranteed rents. The business lines that increased the most were food and beverage, retail, car rentals, duty-free stores and other revenues, which jointly increased by Ps. 446.3 million, or 63.1%. Revenues from businesses operated directly by us increased by Ps. 258.6 million, or 77.2%, while the recovery of costs increased by Ps. 11.9 million, or 16.9%.

    Revenues from the Montego Bay airport increased by Ps. 138.3 million, or 71.6%, compared to 6M21. Revenues in U.S. dollars increased US$ 6.8 million, or 70.8%.

    Revenues from the Kingston airport increased by Ps. 37.5 million, or 61.0%, compared to 6M21. Revenues in U.S. dollars increased US$ 1.8 million, or 60.2%.
	6M21	6M22	Change
Businesses operated by third parties:
Duty-free	222,438	341,795	53.7%
Food and beverage	203,829	373,749	83.4%
Retail	165,662	296,652	79.1%
Car rentals	175,653	262,211	49.3%
Leasing of space	110,244	143,152	29.9%
Time shares	80,020	119,370	49.2%
Ground transportation	61,072	85,251	39.6%
Communications and financial services	38,875	50,951	31.1%
Other commercial revenues	58,321	96,352	65.2%
Total	1,116,116	1,769,484	58.5%

Businesses operated directly by us:
Car parking	167,265	252,109	50.7%
VIP lounges	84,410	175,067	107.4%
Advertising	21,857	37,240	70.4%
Convenience stores	69,045	142,990	107.1%
Total	342,577	607,406	77.3%
Recovery of costs	88,445	109,148	23.4%
Total Non-aeronautical Revenues	1,547,138	2,486,037	60.7%

Figures expressed in thousands of Mexican pesos.

  Revenues from improvements to concession assets2
  Revenues from improvements to concession assets (IFRIC12) increased by Ps. 69.2 million, or 3.7%, compared to 6M21. The change was composed primarily of:

    The Company’s Mexican airports, which increased by Ps. 57.4 million, or 3.1%, as a result of the adjustment in committed investments in the Master Development Program for the 2020-2024 period.
    Improvements to concession assets at the Montego Bay airport increased Ps. 11.8 million, or 28.7%. During 6M22, no improvements to concession assets were made at the Kingston airport.

Total operating costs increased by Ps. 967.7 million, or 19.4%, compared to 6M21, mainly due to a combined Ps. 496.1 million, or 66.9%, increase in concession taxes and technical assistance fees, a Ps. 305.6 million, or 22.7%, increase in cost of services, and a Ps. 114.5 million, or 11.3%, increase in depreciation and amortization and a Ps. 69.2 million, or 3.7% increase in the cost of improvements to the concession assets (IFRIC12), (excluding the cost of improvements to concession assets, operating costs increased Ps. 898.5 million, or 29.0%).

This increase in total operating costs was composed primarily of the following factors:

Mexican Airports:

  Operating costs increased by Ps. 694.0 million, or 16.6%, compared to 6M21, primarily due to a combined Ps. 282.3 million, or 55.0%, increase in technical assistance fees and concession taxes, a Ps. 241.2 million, or 23.0%, increase in cost of services, a Ps. 114.7 million, or 15.0%, increase in depreciation and amortization, and a Ps. 57.4 million, or 3.1%, increase in the cost of improvements to the concession assets (IFRIC12), (excluding the cost of improvements to the concession assets (IFRIC12), operating costs increased by Ps. 636.5 million or 27.4%).

The change in the cost of services during 6M22 was mainly due to:

  Employee costs increased Ps. 96.2 million, or 22.0%, compared to 6M21, mainly due to the hiring of additional personnel as required for airport operations due to the recovery of passenger traffic and the changes in Mexico’s labor laws during 6M21.
  Maintenance costs increased by Ps. 63.4 million, or 38.3%, compared to 6M21.
  Other operating expenses increased Ps. 52.6 million or 32.8%, compared to 6M21, mainly due to a combined increase of Ps. 69.9 million in the cost of goods and services for our VIP lounges and convenience stores, FBO services, professional fees and travel expenses. This increase was partially offset by a Ps. 17.6 million reduction in the allowance for credit losses.
  Safety, security and insurance costs increased Ps. 17.0 million, or 9.7%, compared to 6M21, mainly due to an increase in the number of security staff.
  Cost of services increased by Ps. 8.2 million or 12.8%, compared to 6M21, mainly due to the increase in energy consumption derived from the opening of new operating areas, fuel and the increase in water quotas.

Montego Bay Airport:

  Operating costs increased by Ps. 106.1 million, or 19.4%, compared to 6M21, mainly due to a Ps. 68.1 million, or 97.2%, increase in concession taxes and a Ps. 41.7 million, or 22.5%, increase in the cost of services.

Kingston Airport:

  Operating costs increased by Ps. 167.6 million, or 60.2%, compared to 6M21, mainly due to a Ps. 145.8 million, or 91.9%, increase in concession taxes, and a Ps. 22.7 million, or 19.9%, increase in the cost of services.

Operating margin went from 41.5% in 6M21 to 52.8% in 6M22. Excluding the effects of IFRIC-12, operating margin went from 53.3% in 6M21 to 62.5% in 6M22. Operating income increased Ps. 3,121.2 million, or 88.1%, compared to 6M21.

EBITDA margin went from 53.4% in 6M21 to 61.7% in 6M22. Excluding the effects of IFRIC-12, EBITDA margin went from 68.6% in 6M21 to 73.1% in 6M22. The nominal value of EBITDA increased Ps. 3,235.8 million, or 71.0%, compared to 6M21.

Financial cost increased by Ps. 75.6 million, or 15.6%, from a net expense of Ps. 485.5 million in 6M21 to a net expense of Ps. 561.1 million in 6M22. This change was mainly the result of:

  Foreign exchange rate fluctuations, which went from income of Ps. 117.5 million in 6M21 to income of Ps. 133.9 million in 6M22. This generated an increase in the foreign exchange gain of Ps. 16.3 million. Currency translation effect expense increased Ps. 254.3 million, compared to 6M21.

  Interest expenses increased by Ps. 266.1 million, or 33.4%, compared to 6M21, mainly due to higher debt as a result of the issuance of long-term debt securities and the increase in interest rates.

  Interest income increased by Ps. 174.3 million, or 90.2%, compared to 6M21, mainly due to an increase in the reference interest rates.

In 6M22, comprehensive income increased Ps. 1,871.9 million, or 71.5%, compared to 6M21. This increase was mainly due to a Ps. 3,045.7 million increase in profit before taxes derived from the increase in passenger traffic. This increase was partially offset by an increase in income taxes of Ps. 815.2 million and a Ps. 967.7 million increase in operating costs.

During 6M22, net income increased by Ps. 2,230.5 million, or 90.6%, compared to 6M21. Income taxes increased by Ps. 931.6 million and were partially offset by a Ps. 116.4 million increase in the benefit for deferred taxes, mainly due an increase in the inflation rate, from 3.4% in 6M21 to 4.0% in 6M22.

Statement of Financial Position

Total assets as of June 30, 2022 increased by Ps. 3,427.5 million as compared to June 30, 2021, primarily due to the following items: (i) a Ps. 3,093.9 million increase in improvements to concession assets; (ii) a Ps. 2,109.5 million increase in machinery, equipment and leasehold improvements and payment in advance to suppliers; and (iii) a Ps. 409.1 million increase in accounts receivable from customers. This increase was partially offset by a Ps. 2,013.4 million decrease in cash and cash equivalents, among others.

Total liabilities as of June 30, 2022 increased by Ps. 9,289.6 million compared to June 30, 2021. This increase was primarily due to the following items: (i) issuance of Ps. 4,500.0 million in long-term debt securities, (ii) Ps. 3,675.8 million in dividends pending payment, (iii) Ps. 1,332.2 million in accounts payable and (iv) Ps. 140.5 million in security deposits. This increase was partially offset by decreases of: (i) Ps. 203.6 million in derivative financial instruments and (ii) Ps. 112.3 million in bank loans, among others.

Recent Events

  On May 16, 2022 the Company paid the Ps. 7.2 per share, corresponding to the first installment of the dividend payment approved at the Ordinary Annual General Meeting of Shareholders held on April 22, 2022.

  The estimated growth guidance for the year 2022 is updated:
GUIDANCE	2022 vs 2021
Traffic	26% - 30%
Aeronautical Revenue	34% - 38%
Non-aeronautical Revenue	31% - 35%
Total Revenue	33% - 37%
EBITDA	33% - 37%
EBITDA Margin	71% +- 1%
CAPEX	Ps. 8.0 billion

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	2Q21	2Q22	Change	6M21	6M22	Change
Guadalajara
Aeronautical services	801,607	1,091,357	36.1%	1,428,326	2,071,302	45.0%
Non-aeronautical services	210,343	216,792	3.1%	372,292	422,229	13.4%
Improvements to concession assets (IFRIC 12)	281,771	499,974	77.4%	563,542	999,947	77.4%
Total Revenues	1,293,721	1,808,122	39.8%	2,364,160	3,493,478	47.8%
Operating income	663,821	910,971	37.2%	1,144,946	1,731,102	51.2%
EBITDA	756,372	1,022,052	35.1%	1,340,433	1,958,926	46.1%

Tijuana
Aeronautical services	502,450	648,990	29.2%	834,812	1,195,550	43.2%
Non-aeronautical services	114,282	132,349	15.8%	201,045	250,104	24.4%
Improvements to concession assets (IFRIC 12)	408,844	85,505	(79.1%)	814,066	171,011	(79.0%)
Total Revenues	1,025,577	866,844	(15.5%)	1,849,922	1,616,665	(12.6%)
Operating income	413,895	530,526	28.2%	644,763	984,083	52.6%
EBITDA	475,112	615,010	29.4%	774,446	1,142,501	47.5%

Los Cabos
Aeronautical services	539,396	716,852	32.9%	863,610	1,346,328	55.9%
Non-aeronautical services	217,022	282,441	30.1%	346,133	539,293	55.8%
Improvements to concession assets (IFRIC 12)	124,067	63,265	(49.0%)	222,815	126,531	(43.2%)
Total Revenues	880,484	1,062,558	20.7%	1,432,558	2,012,152	40.5%
Operating income	548,325	726,211	32.4%	819,034	1,366,159	66.8%
EBITDA	610,502	802,926	31.5%	945,321	1,515,514	60.3%

Puerto Vallarta
Aeronautical services	329,995	581,969	76.4%	555,761	1,178,108	112.0%
Non-aeronautical services	106,473	145,901	37.0%	175,514	273,835	56.0%
Improvements to concession assets (IFRIC 12)	78,275	199,303	154.6%	155,633	398,606	156.1%
Total Revenues	514,743	927,173	80.1%	886,909	1,850,548	108.7%
Operating income	289,658	537,446	85.5%	453,018	1,094,742	141.7%
EBITDA	332,049	587,085	76.8%	542,136	1,190,105	119.5%

Montego Bay
Aeronautical services	247,781	447,794	80.7%	383,205	834,615	117.8%
Non-aeronautical services	115,814	177,388	53.2%	193,051	331,340	71.6%
Improvements to concession assets (IFRIC 12)	21,577	18,299	(15.2%)	41,273	53,106	28.7%
Total Revenues	385,172	643,480	67.1%	617,529	1,219,061	97.4%
Operating income	102,791	313,902	205.4%	72,485	558,297	670.2%
EBITDA	224,576	433,339	93.0%	315,892	801,256	153.6%

Exhibit A: Operating results by airport (in thousands of pesos): (continued)

Airport	2Q21	2Q22	Change	6M21	6M22	Change
Guanajuato
Aeronautical services	148,653	178,794	20.3%	248,529	339,014	36.4%
Non-aeronautical services	36,051	36,530	1.3%	62,570	73,570	17.6%
Improvements to concession assets (IFRIC 12)	3,094	10,647	244.2%	6,187	21,294	244.2%
Total Revenues	187,798	225,971	20.3%	317,287	433,878	36.7%
Operating income	116,878	137,343	17.5%	186,058	265,810	42.9%
EBITDA	135,633	158,241	16.7%	223,356	306,696	37.3%

Hermosillo
Aeronautical services	82,214	117,613	43.1%	143,002	210,503	47.2%
Non-aeronautical services	19,910	20,277	1.8%	35,761	35,922	0.4%
Improvements to concession assets (IFRIC 12)	4,341	16,897	289.2%	8,682	33,793	289.2%
Total Revenues	106,465	154,787	45.4%	187,446	280,219	49.5%
Operating income	47,961	73,020	52.2%	70,345	127,608	81.4%
EBITDA	66,432	95,217	43.3%	109,106	170,926	56.7%

Others (1)
Aeronautical services	371,509	539,595	45.2%	639,127	1,001,775	56.7%
Non-aeronautical services	89,727	102,952	14.7%	158,359	196,756	24.2%
Improvements to concession assets (IFRIC 12)	39,014	75,104	92.5%	78,027	155,160	98.9%
Total Revenues	500,250	717,651	43.5%	875,513	1,353,693	54.6%
Operating income	118,958	186,228	56.5%	134,498	342,672	154.8%
EBITDA	182,761	258,708	41.6%	264,510	485,080	83.4%

Total
Aeronautical services	3,023,604	4,322,963	43.0%	5,096,371	8,177,196	60.5%
Non-aeronautical services	909,622	1,114,629	22.5%	1,544,725	2,123,050	37.4%
Improvements to concession assets (IFRIC 12)	960,983	968,994	0.8%	1,890,226	1,959,448	3.7%
Total Revenues	4,894,209	6,406,586	30.9%	8,531,322	12,259,695	43.7%
Operating income	2,302,287	3,415,646	48.4%	3,525,147	6,470,472	83.6%
EBITDA	2,783,437	3,972,578	42.7%	4,515,200	7,571,005	67.7%

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia and Kingston airports.

Exhibit B: Consolidated statement of financial position as of June 30 (in thousands of pesos):

	2021	2022	Change	%
Assets
Current assets
Cash and cash equivalents	15,502,987	13,489,562	(2,013,425)	(13.0%)
Trade accounts receivable - Net	1,555,349	1,964,410	409,061	26.3%
Other current assets	1,215,368	696,457	(518,911)	(42.7%)
Total current assets	18,273,704	16,150,429	(2,123,275)	(11.6%)

Advanced payments to suppliers	627,829	1,619,117	991,288	157.9%
Machinery, equipment and improvements to leased buildings - Net	2,468,753	3,586,973	1,118,220	45.3%
Improvements to concession assets - Net	14,004,941	17,098,809	3,093,868	22.1%
Airport concessions - Net	10,404,130	10,000,663	(403,467)	(3.9%)
Rights to use airport facilities - Net	1,245,103	1,171,708	(73,395)	(5.9%)
Deferred income taxes - Net	6,043,134	6,469,200	426,066	7.1%
Other non-current assets	157,094	555,287	398,193	253.5%
Total assets	53,224,688	56,652,185	3,427,498	6.4%

Liabilities
Current liabilities	5,390,130	10,301,328	4,911,198	91.1%
Long-term liabilities	25,574,660	29,953,067	4,378,407	17.1%
Total liabilities	30,964,790	40,254,394	9,289,605	30.0%

Stockholders' Equity
Common stock	4,185,082	8,197,536	4,012,454	95.9%
Legal reserve	1,592,551	34,076	(1,558,475)	(97.9%)
Net income	2,463,307	4,607,230	2,143,923	87.0%
Retained earnings	9,927,597	136,704	(9,790,893)	(98.6%)
Reserve for share repurchase	5,264,666	2,499,473	(2,765,193)	(52.5%)
Repurchased shares	(2,944,448)	(1,075,703)	1,868,745	(63.5%)
Foreign currency translation reserve	951,116	708,882	(242,234)	(25.5%)
Remeasurements of employee benefit – Net	(8,215)	5,416	13,631	165.9%
Cash flow hedges- Net	(231,080)	167,051	398,131	172.3%
Total controlling interest	21,200,576	15,280,664	(5,919,911)	(27.9%)
Non-controlling interest	1,059,323	1,117,126	57,804	5.5%
Total stockholder's equity	22,259,899	16,397,790	(5,862,107)	(26.3%)

Total liabilities and stockholders' equity	53,224,688	56,652,185	3,427,498	6.4%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	2Q21	2Q22	Change	6M21	6M22	Change
Cash flows from operating activities:
Consolidated net income	1,423,973	2,364,636	66.1%	2,461,552	4,692,089	90.6%

Postemployment benefit costs	7,771	8,527	9.7%	16,671	17,132	2.8%
Allowance expected credit loss	(2,455)	(2,161)	(12.0%)	21,070	(3,845)	(118.2%)
Depreciation and amortization	510,380	563,114	10.3%	1,013,125	1,127,647	11.3%
Loss on sale of machinery, equipment and improvements to leased assets	739	2,069	180.0%	1,335	2,359	76.8%
Interest expense	419,651	568,881	35.6%	800,790	1,044,288	30.4%
Provisions	6,635	5,052	(23.9%)	(5,678)	12,539	(320.8%)
Income tax expense	456,589	865,835	89.6%	594,170	1,409,324	137.2%
Unrealized exchange loss	(226,877)	(57,193)	(74.8%)	(63,839)	(181,512)	184.3%
Net (gain) on derivative financial instruments	-	(172)	100.0%	-	(6,937)	100.0%
	2,596,412	4,318,588	66.3%	4,839,196	8,113,083	67.7%
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	(243,232)	(129,179)	(46.9%)	(316,920)	(250,644)	(20.9%)
Recoverable tax on assets and other assets	(18,877)	313,306	(1759.7%)	(75,310)	439,042	(683.0%)
(Decrease) increase
Concession taxes payable	103,830	(572)	(100.6%)	60,738	(38,062)	(162.7%)
Accounts payable	174,976	129,053	(26.2%)	216,617	(63,716)	(129.4%)
Cash generated by operating activities	2,613,109	4,631,196	77.2%	4,724,322	8,199,704	73.6%
Income taxes paid	(82,750)	(1,363,552)	1547.8%	(385,099)	(2,763,408)	617.6%
Net cash flows provided by operating activities	2,530,359	3,267,644	29.1%	4,339,223	5,436,296	25.3%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(849,081)	(1,978,035)	133.0%	(1,679,015)	(3,095,635)	84.4%
Cash flows from sales of machinery and equipment	2,296	176	(92.3%)	2,947	283	(90.4%)
Other investment activities	(27,577)	(5,545)	(79.9%)	(24,372)	(28,219)	15.8%
Net cash used by investment activities	(874,362)	(1,983,404)	126.8%	(1,700,441)	(3,123,570)	83.7%

Cash flows from financing activities:
Dividends declared and paid	-	(3,675,745)	100.0%	-	(3,675,745)	100.0%
Dividends declared and paid non-controlling interest	-	(155,159)	100.0%	-	(155,159)	(100.0%)
Capital Reduction	(2,000,000)	-	(100.0%)	(2,000,000)	-	(100.0%)
Bond certificates issued	4,500,000	-	(100.0%)	4,500,000	5,000,000	11.1%
Bond certificates paid	-	-	-	-	(1,500,000)	(100.0%)
Bank loans paid	(2,080,739)	(81,129)	(96.1%)	(5,860,151)	(3,959,132)	(32.4%)
Banks loans	-	-	-	3,779,413	3,872,783	2.5%
Repurchase of shares	(872,890)	(576,230)	(34.0%)	(1,211,074)	(1,075,703)	(11.2%)
Interest paid	(433,039)	(581,227)	34.2%	(772,236)	(941,482)	21.9%
Interest paid on lease	(438)	(1,468)	235.2%	(940)	(2,661)	183.2%
Payments of obligations for leasing	(2,985)	(4,217)	41.3%	(6,045)	(7,703)	27.4%
Net cash flows used in financing activities	(890,091)	(5,075,175)	470.2%	(1,571,033)	(2,444,802)	55.6%

Effects of exchange rate changes on cash held	8,698	380,609	4275.8%	(9,311)	288,762	(3201.2%)
Net increase (decrease) in cash and cash equivalents	774,596	(3,410,326)	(540.3%)	1,058,438	156,685	(85.2%)
Cash and cash equivalents at beginning of the period	14,728,391	16,899,887	14.7%	14,444,549	13,332,877	(7.7%)
Cash and cash equivalents at the end of the period	15,502,987	13,489,562	(13.0%)	15,502,987	13,489,562	(13.0%)

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	2Q21	2Q22	Change	6M21	6M22	Change
Revenues
Aeronautical services	3,023,604	4,322,965	43.0%	5,096,371	8,177,197	60.5%
Non-aeronautical services	911,151	1,318,125	44.7%	1,547,138	2,486,037	60.7%
Improvements to concession assets (IFRIC-12)	960,983	968,994	0.8%	1,890,226	1,959,448	3.7%
Total revenues	4,895,738	6,610,084	35.0%	8,533,734	12,622,683	47.9%

Operating costs
Costs of services:	695,644	900,467	29.4%	1,348,342	1,653,991	22.7%
Employee costs	289,828	350,755	21.0%	533,462	639,273	19.8%
Maintenance	109,037	161,217	47.9%	203,476	286,247	40.7%
Safety, security & insurance	124,605	136,643	9.7%	248,431	262,817	5.8%
Utilities	95,591	119,569	25.1%	172,764	215,650	24.8%
Other operating expenses	76,583	132,283	72.7%	190,209	250,004	31.4%

Technical assistance fees	135,441	190,226	40.4%	223,798	364,372	62.8%
Concession taxes	303,817	473,457	55.8%	517,657	873,223	68.7%
Depreciation and amortization	510,380	563,114	10.3%	1,013,125	1,127,647	11.3%
Cost of improvements to concession assets (IFRIC-12)	960,983	968,994	0.8%	1,890,226	1,959,448	3.7%
Other (income)	2,712	(4,761)	(275.6%)	(637)	(18,473)	2798.0%
Total operating costs	2,608,977	3,091,497	18.5%	4,992,510	5,960,209	19.4%
Income from operations	2,286,761	3,518,587	53.9%	3,541,224	6,662,474	88.1%
Financial Result	(406,199)	(288,116)	(29.1%)	(485,505)	(561,062)	15.6%
Income before income taxes	1,880,561	3,230,471	71.8%	3,055,722	6,101,412	99.7%
Income taxes	(456,589)	(865,835)	89.6%	(594,170)	(1,409,324)	137.2%
Net income	1,423,972	2,364,636	66.1%	2,461,552	4,692,089	90.6%
Currency translation effect	(146,953)	(161,220)	9.7%	(85,224)	(339,551)	298.4%
Cash flow hedges, net of income tax	23,233	45,635	96.4%	240,027	137,387	(42.8%)
Remeasurements of employee benefit – net income tax	735	103	(86.0%)	1,837	205	88.8%
Comprehensive income	1,300,987	2,249,154	72.9%	2,618,192	4,490,130	71.5%
Non-controlling interest	13,545	(51,631)	(481.2%)	650	(70,658)	(10973.4%)
Comprehensive income attributable to controlling interest	1,314,532	2,197,523	67.2%	2,618,842	4,419,472	68.8%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reseve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2021	6,185,082	1,592,551	3,283,374	(1,733,374)	11,908,891	556,287	21,792,811	1,059,972	22,852,783
Reserve for share purchase	-	-	-	(1,211,074)	-	-	(1,211,074)	-	(1,211,074)
Capital reduction	(2,000,000)
Repurchased share	-
Comprehensive income:
Net income	-	-	-	-	2,463,307	-	2,463,307	(1,756)	2,461,551
Foreign currency translation reserve	-	-	-	-	-	(86,330)	(86,330)	1,106	(85,224)
Remeasurements of employee benefit – Net	-	-	-	-	-	1,837	1,837	-	1,837
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	240,027	240,027	-	240,027
Balance as of June 30, 2021	4,185,082	1,592,551	5,264,666	(2,944,448)	12,390,906	711,821	21,200,576	1,059,323	22,259,899

Balance as of January 1, 2022	170,381	1,592,551	5,531,292	(3,000,037)	13,925,091	1,069,102	19,288,380	1,140,220	20,428,600
Legal reserve cancellation	-	(1,558,475)	-	-	1,558,475	-	-	-	-
Capitalization of retained earnings	8,027,155	-	-	-	(8,027,155)	-	-	-	-
Dividends declared	-	-	-	-	(7,351,490)	-	(7,351,490)	-	(7,351,490)
Cancellation repurchased shares	-	-	(3,000,037)	3,000,037	-	-	-	-	-
Reserve for share purchase	-	-	(31,782)	-	31,782	-	-	-	-
Dividends declared non-controlling interest	-	-	-	-	-	-	-	(93,751)	(93,751)
Repurchased share	-	-	-	(1,075,703)	-	-	(1,075,703)	-	(1,075,703)
Comprehensive income:
Net income	-	-	-	-	4,607,229	-	4,607,229	84,857	4,692,089
Foreign currency translation reserve	-	-	-	-	-	(325,351)	(325,351)	(14,199)	(339,550)
Remeasurements of employee benefit – Net	-	-	-	-	-	205	205	-	205
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	205	205	-	205
Balance as of June 30, 2022	8,197,536	34,076	2,499,473	(1,075,703)	4,743,934	881,349	15,280,663	1,117,127	16,397,790

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

	2Q21	2Q22	Change	2020	2021	Change
Total passengers	11,040	14,083	27.6%	18,447	26,665	44.5%
Total cargo volume (in WLUs)	689	677	(1.7%)	1,357	1,304	(3.9%)
Total WLUs	11,729	14,760	25.8%	19,804	27,968	41.2%

Aeronautical & non aeronautical services per passenger (pesos)	356.4	400.6	12.4%	360.1	399.9	11.0%
Aeronautical services per WLU (pesos)	257.8	292.9	13.6%	257.3	292.4	13.6%
Non aeronautical services per passenger (pesos)	82.5	93.6	13.4%	83.9	93.2	11.2%
Cost of services per WLU (pesos)	59.3	61.0	2.9%	68.1	59.1	(13.1%)

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Passenger Traffic and Consolidated Results compared to the same periods of 2019:

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	2Q19	2Q22	Change	6M19	6M22	Change
Guadalajara	2,674.0	2,673.7	(0.0%)	5,094.4	5,034.1	(1.2%)
Tijuana *	1,533.7	2,001.0	30.5%	2,894.9	3,821.9	32.0%
Los Cabos	436.6	631.5	44.6%	831.3	1,144.4	37.7%
Puerto Vallarta	533.8	691.9	29.6%	885.5	1,190.7	34.5%
Montego Bay	2.4	0.0	(100.0%)	4.2	0.0	(100.0%)
Guanajuato	532.3	426.9	(19.8%)	994.3	809.2	(18.6%)
Hermosillo	475.0	481.3	1.3%	859.9	864.5	0.5%
Kingston	0.0	0.3	100.0%	0.0	0.5	100.0%
Mexicali	303.4	300.7	(0.9%)	569.4	590.8	3.8%
Morelia	115.7	165.9	43.4%	225.9	313.5	38.8%
La Paz	256.3	274.5	7.1%	466.4	512.7	9.9%
Aguascalientes	162.3	195.6	20.5%	305.2	353.5	N/A
Los Mochis	103.3	107.9	4.4%	187.1	204.0	9.0%
Manzanillo	25.4	24.5	(3.4%)	49.2	48.5	(1.5%)
Total	7,154.1	7,975.7	11.5%	13,367.7	14,888.3	11.4%

*CBX users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):

Airport	2Q19	2Q22	Change	6M19	6M22	Change
Guadalajara	1,088.6	1,097.7	0.8%	2,076.7	2,067.6	(0.4%)
Tijuana *	736.1	1,026.6	39.5%	1,394.2	1,949.8	39.9%
Los Cabos	914.4	1,184.6	29.5%	1,970.6	2,309.4	17.2%
Puerto Vallarta	762.3	873.6	14.6%	2,019.3	1,934.6	(4.2%)
Montego Bay	1,180.1	1,160.9	(1.6%)	2,516.2	2,089.0	(17.0%)
Guanajuato	173.8	181.7	4.5%	345.1	357.2	3.5%
Hermosillo	17.4	19.9	14.1%	34.5	38.5	11.5%
Kingston	0.0	361.9	N/A	0.0	630.1	N/A
Mexicali	1.9	1.7	(8.8%)	3.3	2.9	(12.8%)
Morelia	105.8	117.2	10.8%	207.1	233.5	12.8%
La Paz	3.1	6.3	106.7%	6.6	13.8	107.7%
Aguascalientes	54.8	57.9	5.5%	99.3	105.0	N/A
Los Mochis	1.9	2.0	6.0%	3.5	3.7	6.3%
Manzanillo	15.2	15.5	2.5%	52.3	41.2	(21.3%)
Total	5,055.4	6,107.5	20.8%	10,728.8	11,776.2	9.8%

*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):

Airport	2Q19	2Q22	Change	6M19	6M22	Change
Guadalajara	3,762.6	3,771.4	0.2%	7,171.1	7,101.7	(1.0%)
Tijuana *	2,269.8	3,027.6	33.4%	4,289.1	5,771.7	34.6%
Los Cabos	1,351.0	1,816.1	34.4%	2,801.9	3,453.7	23.3%
Puerto Vallarta	1,296.1	1,565.5	20.8%	2,904.8	3,125.3	7.6%
Montego Bay	1,182.5	1,160.9	(1.8%)	2,520.4	2,089.0	(17.1%)
Guanajuato	706.2	608.5	(13.8%)	1,339.4	1,166.4	(12.9%)
Hermosillo	492.4	501.2	1.8%	894.5	903.0	1.0%
Kingston	0.0	362.2	N/A	0.0	630.5	N/A
Mexicali	305.3	302.4	(0.9%)	572.7	593.7	3.7%
Morelia	221.5	283.2	27.8%	433.0	547.1	26.4%
La Paz	259.4	280.8	8.3%	473.0	526.5	11.3%
Aguascalientes	217.1	253.4	16.7%	404.6	458.5	N/A
Los Mochis	105.2	109.9	4.5%	190.6	207.7	9.0%
Manzanillo	40.5	40.1	(1.2%)	101.5	89.7	(11.7%)
Total	12,209.4	14,083.1	15.3%	24,096.5	26,664.5	10.7%

*CBX users are classified as international passengers.

The Company took control of the operation of the Kingston airport on October 10, 2019, consequently no figures are available for comparison purposes from January to September, 2019.

CBX Users (in thousands):

Airport	2Q19	2Q22	Change	6M19	6M22	Change
Tijuana	723.6	1,017.2	40.6%	1,370.9	1,934.6	41.1%

Consolidated Results and Other Data compared with 2019 (in thousands of pesos):

	2Q19	2Q22	Change	6M19	6M22	Change
Revenues
Aeronautical services	2,577,773	4,322,965	67.7%	5,209,098	8,177,197	57.0%
Non-aeronautical services	957,275	1,318,125	37.7%	1,858,600	2,486,037	33.8%
Improvements to concession assets (IFRIC 12)	122,363	968,994	691.9%	268,850	1,959,448	628.8%
Total revenues	3,657,411	6,610,084	80.7%	7,336,548	12,622,683	72.1%

Operating costs
Costs of services:	705,304	900,467	27.7%	1,300,943	1,653,991	27.1%
Employee costs	228,793	350,755	53.3%	423,116	639,273	51.1%
Maintenance	148,362	161,217	8.7%	260,802	286,247	9.8%
Safety, security & insurance	102,312	136,643	33.6%	204,443	262,817	28.6%
Utilities	92,489	119,569	29.3%	165,258	215,650	30.5%
Other operating expenses	133,348	132,283	(0.8%)	247,324	250,004	1.1%

Technical assistance fees	113,644	190,226	67.4%	229,218	364,372	59.0%
Concession taxes	292,887	473,457	61.7%	618,154	873,223	41.3%
Depreciation and amortization	425,839	563,114	32.2%	847,440	1,127,647	33.1%
Cost of improvements to concession assets (IFRIC 12)	122,363	968,994	691.9%	268,850	1,959,448	628.8%
Other (income)	(5,025)	(4,761)	(5.3%)	(8,933)	(18,473)	106.8%
Total operating costs	1,655,012	3,091,497	86.8%	3,255,672	5,960,209	83.1%
Income from operations	2,002,399	3,518,587	75.7%	4,080,876	6,662,474	63.3%

Financial Result	(235,745)	(288,116)	22.2%	(318,354)	(561,062)	76.2%
Income before taxes	1,766,654	3,230,471	82.9%	3,762,522	6,101,412	62.2%
Income taxes	(503,081)	(865,835)	72.1%	(1,101,400)	(1,409,324)	28.0%
Net income	1,263,573	2,364,636	87.1%	2,661,122	4,692,089	76.3%
Currency translation effect	(45,788)	(161,220)	252.1%	(139,739)	(339,551)	143.0%
Cash flow hedges, net of income tax	0	45,635	100.0%	0	137,387	100.0%
Remeasurements of employee benefit – net income tax	(146)	103.0	(170.5%)	(293)	205	(170.0%)
Comprehensive income	1,217,639	2,249,154	84.7%	2,521,090	4,490,130	78.1%
Non-controlling interest	(19,763)	(51,631)	(161.3%)	(44,929)	(70,658)	(57.3%)
Comprehensive income attributable to controlling interest	1,197,876	2,197,523	83.5%	2,476,161	4,419,472	78.5%

	2Q19	2Q22	Change	6M19	6M22	Change
EBITDA	2,428,238	4,081,701	68.1%	4,928,316	7,790,121	58.1%
Comprehensive income	1,217,639	2,249,154	84.7%	2,521,090	4,490,130	78.1%
Comprehensive income per share (pesos)	2.1705	4.4230	103.8%	4.4939	8.8300	96.5%
Comprehensive income per ADS (US dollars)	1.1299	2.1985	94.6%	2.3395	4.3891	87.6%

Operating income margin	54.7%	53.2%	(2.8%)	55.6%	52.8%	(5.1%)
Operating income margin (excluding IFRIC 12)	56.6%	62.4%	10.1%	57.7%	62.5%	8.2%
EBITDA margin	66.4%	61.7%	(7.0%)	67.2%	61.7%	(8.1%)
EBITDA margin (excluding IFRIC 12)	68.8%	72.4%	5.2%	69.7%	73.1%	4.8%
Costs of services and improvements / total revenues	22.6%	28.3%	25.0%	21.4%	28.6%	33.8%
Cost of services / total revenues (excluding IFRIC 12)	20.0%	16.0%	(20.0%)	18.4%	15.5%	(15.7%)

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

[2] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: July 25, 2022	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer